SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Craft Brewers Alliance, Inc

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

757473 10 3

(CUSIP Number)

Thomas Larson Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118-1852 Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473 10 3

1.	Names of Reporting Persons. Anheuser-Busch Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,069,047 *
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power 6,069,047 *
	10.	Shared Dispositive Power - 0 - * Shares are subject to contractual restrictions on transfer. See Item 4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,047
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 10 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

On May 2, 2011, Anheuser-Busch, Incorporated (“ABI”), a subsidiary of Anheuser-Busch Companies, Inc. (“ABC”), consummated the purchase of the 42% interest in Fulton Street Brewery, LLC (“FSB”) held by Craft Brewers Alliance, Inc. (“CBA”). FSB is a Chicago-based brewer of malt beverage products under the “Goose Island” brand. The amount paid by ABI to CBA was $16,300,000. ABI paid an additional $150,000 in respect of CBA’s transactional costs. In connection with this transaction, ABI and CBA also amended and restated the Exchange and Recapitalization Agreement and the Master Distributor Agreement between themselves. These amendments reduce the fees required to be paid by CBA to ABI and increase CBA’s operational flexibility.

Below is a description of the primary provisions contained in the Amended and Restated Exchange and Recapitalization Agreement (“Exchange and Recapitalization Agreement”) and the Amended and Restated Master Distributor Agreement (“Master Distributor Agreement”). The information set forth below is qualified in its entirety by the text of such agreements, which are attached hereto as exhibits, and replaces and supersedes in their entirety all information previously contained in Item 4 in Schedule 13D and its amendments filed by ABC and its corporate affiliates with respect to CBA.

Pursuant to the Exchange and Recapitalization Agreement, ABI is entitled to designate two members of the board of directors of CBA. ABI also generally has the contractual right to have one of its designees sit on each committee of the board of directors of CBA. The Exchange and Recapitalization Agreement contains limitations on, among other matters, CBA’s ability to issue equity securities or acquire or sell assets (in each case subject to a specified baskets), amend its Articles of Incorporation or bylaws and requires CBA to refrain from voluntarily terminating its listing on the NASDAQ Stock Market.

The Master Distributor Agreement is scheduled to terminate on December 31, 2018, subject to the right on the part of ABI to renew the agreement until December 31, 2028. Pursuant to the Master Distributor Agreement, ABI has been appointed as the master distributor of CBA’s products throughout the United States. If CBA acquires a brand or a brewer of brands, it may elect to refrain from use of ABI as a master distributor, and in that event, the terms and conditions of the Master Distributor Agreement would not be applicable to those brands. From and after May 1, 2011, CBA is required to pay to ABI a fee of 25 cents per case equivalent distributed by ABI. If the agreement is renewed after December 31, 2018, the distribution fee will be increased to 75 cents per case equivalent. From May 1, 2011 until

September 30, 2013, no distribution fee is payable as a result of sales by CBA in 36 eastern and Midwestern states., and from January 1, 2011 through December 31, 2015, CBA has agreed to required marketing expenditures in those state. The Master Distributor Agreement is subject to termination, among other reasons, (i) upon breach or insolvency by either party, (ii) at the option of ABI, if ABI, CBA or their affiliates engage in an act or omission that, in the sole determination of ABI, damages the reputation or image of ABI or the brewing industry, (iii) a competitor of ABI acquires 10% or more of the equity securities in CBA and a designee of such competitor becomes a member of the board of directors of CBA, (iv) the current chief executive officer of CBA ceases to function as such and a successor satisfactory to ABI is not named or (v) CBA enters into a merger or consolidation transaction with any other party.

Pursuant to a Registration Rights Agreement between CBA and ABI, ABC may require CBA to register with the Securities and Exchange Commission the sale of securities held by ABI or its affiliates. Generally, ABI may require CBA to undertake registration not more than three times in any five year period. Prior to ABC’s transfer of the securities other than by means of a registered offering, ABC must generally permit CBA a prior right to negotiate the terms of a purchase and sale with ABC and a right to match any offer obtained by ABC for the securities.

From time to time ABC evaluates its investment in and arrangements with CBA. As a result, ABC may develop proposals or plans relating to CBA or its arrangements with CBA. These proposals or plans may involve amendments to the agreements between ABI and CBA; agreements between CBA and third parties; investments, acquisitions or divestitures by CBA; changes in the operations or management of CBA; sales or purchases of the securities of CBA; merger, reorganization, liquidation, consolidation or other change of control transactions involving CBA; and other changes in CBA’s business or corporate structure.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Amended and Restated Master Distributor Agreement dated as of May 1, 2011 between Anheuser-Busch, Incorporated and Craft Brewers Alliance, Inc.

Exhibit 99.2 Amended and Restated Exchange and Recapitalization Agreement dated as of May 1, 2011 between Anheuser-Busch, Incorporated and Craft Brewers Alliance, Inc.

Exhibit 99.3 Joinder to Equity Purchase Agreement dated as of May 1, 2011 between Anheuser-Busch, Incorporated, Craft Brewers Alliance, Inc. and Goose Holdings, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2011

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ Thomas Larson
Name:	Thomas Larson
Title:	Assistant Secretary

Exhibit Index

Exhibit 99.1 Amended and Restated Master Distributor Agreement dated as of May 1, 2011 between Anheuser-Busch, Incorporated and Craft Brewers Alliance, Inc.

Exhibit 99.2 Amended and Restated Exchange and Recapitalization Agreement dated as of May 1, 2011 between Anheuser-Busch, Incorporated and Craft Brewers Alliance, Inc.

Exhibit 99.3 Joinder to Equity Purchase Agreement dated as of May 1, 2011 between Anheuser-Busch, Incorporated, Craft Brewers Alliance, Inc. and Goose Holdings, Inc.